1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TSMC Reports Third Quarter EPS of NT$1.18
Hsin-Chu, Taiwan, R.O.C., October 30, 2008 — TSMC today announced consolidated revenue of NT$92.98 billion, net income of NT$30.57 billion, and diluted earnings per share of NT$1.18 (US$0.19 per ADS unit) for the third quarter ended September 30, 2008.
Year-over-year, third quarter revenue increased 4.5% while net income and diluted EPS increased 0.7% and 4.9%, respectively. On a sequential basis, third quarter results represent a 5.5% increase in revenue, an increase of 6.3% in net income, and an increase of 7.5% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Third quarter business saw an improvement from the previous quarter with demand grew across all major semiconductor applications, although business turned weak during the quarter. Third quarter gross margin was 46.3%, operating margin was 35.4%, and net margin was 32.9%.
Advanced process technologies (0.13-micron and below) continued to grow and accounted for 66% of wafer revenues with 90-nanometer process technology accounting for 26% and 65-nanometer reaching 25% of total wafer sales.
“With global financial markets going through unprecedented turmoil and world economy in a high state of uncertainty, most our customers are aggressively paring their inventories and have thus reduced significantly their wafer demand,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for fourth quarter 2008 to be as follows”:
•	Revenue is expected to be between NT$69 billion and NT$71 billion;

•	Gross profit margin is expected to be between 34% and 36%;

•	Operating profit margin is expected to be between 21% and 23%.
# # #

TSMC’s 2008 third quarter consolidated results :
(Unit: NT$million, except for EPS)

	3Q08		3Q07		YoY	2Q08		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	92,979		88,955		4.5	88,137		5.5
Gross profit	43,094		40,724		5.8	40,221		7.1
Income from operations	32,917		32,353		1.7	30,373		8.4
Income before tax	34,430		34,218		0.6	32,377		6.3
Net income	30,574		30,370		0.7	28,771		6.3
EPS (NT$)	1.18	**	1.13	***	4.9	1.10	****	7.5

*	2008 third quarter figures have not been approved by Board of Directors

**	Based on 25,850 million weighted average outstanding shares

***	Based on 26,932 million weighted average outstanding shares

****	Based on 26,153 million weighted average outstanding shares

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 30, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer